November 15, 2006

Mail Stop 3561

Mary Passalaqua, President
Tia I, Inc., et al
7325 Oswego Road, Suite D
Liverpool, NY 13090

> **Re:** **Tia I, Inc.**   **File No. 0-52285**
>   **Tia II, Inc.**   **File No. 0-52286**
>   **Tia III, Inc.**   **File No. 0-52287**
>   **Tia IV, Inc.**   **File No. 0-52288**
>   **Tia V, Inc.**   **File No. 0-52289**
>   **Registration Statements on Form 10-SB**
>   **Filed October 31, 2006**

Dear Ms. Passalaqua:

We have limited our review of your filings to the issue we have addressed in our comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing your response, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

* * * * * * *

Please amend the registration statements to include the signature as required by Form 10-SB.

* * * * * * *

As appropriate, please amend your registration statements in response to the above comment. You may wish to provide us with marked copies of each amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, in regard to each company, please furnish us a letter acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of these filings or in response to our comments on these filings.

You may contact Goldie B. Walker, Financial Analyst, at (202) 551-3234 or me at (202) 551-3790 with any questions.

Sincerely,

John D. Reynolds
Assistant Director